PREMIUM NICKEL RESOURCES LTD ANNOUNCES ADDITION TO ITS BOARD OF DIRECTORS

Toronto, Ontario, October 21, 2022 - Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("PNRL" or the "Company") is pleased to announce the appointment of Mr. Don Newberry to its Board of Directors (the "Board").

Mr. Don Newberry was appointed to the Board on October 12, 2022 to fill an existing vacancy. Mr. Newberry has over 20 years of experience in a variety of senior financial and project management leadership roles and is currently the Chief Financial Officer at Ohio Trucks Sales. He has spent most of his career working internationally in the mining industry for various companies, including Diavik Diamond Mines, Cleveland Cliffs, and Nyrstar. He is experienced in overseeing large mining projects from development studies through to execution, risk management, M&A, integration, and implementation of financial controls and oversight of corporate assets. He is a Chartered Professional Accountant / Certified Management Accountant (CPA, CMA).

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel-copper-cobalt-PGM resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNRL has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNRL's values and principles which stand up and surpass the highest acceptable industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, the Company closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the Selkirk Mining Licence and four Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper-cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison
Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

VP Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including anticipated assay results; the potential of the Selebi and Selkirk mines, including related infrastructure; the veracity of previously unsampled core; the Company's intentions to complete a technical report in accordance with NI 43-101 to advance its understanding of Selkirk; anticipated work plans, including access to capital; the Company's ability to identify additional mineral resources; and the business and prospects of the Corporation. These forward‐looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including the anticipated work programs, assay results, historical data, management's understanding of the acquired properties and infrastructure, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Corporation, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning the Corporation, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Corporation, which is filed with the Canadian securities commissions and available electronically under the Corporation's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the Filing Statement, which are available electronically on SEDAR (www.sedar.com) under the Corporation's issuer profile. The forward‐looking statements set forth herein concerning the Corporation reflect management's expectations as at the date of this news release and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.